U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

March 2, 2020

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, as amended, notice is hereby provided that LivaNova PLC has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 2, 2020. The disclosure can be found within Item 1. Business in the Annual Report on Form 10-K.

Respectfully submitted,

LivaNova PLC

By:	/s/ Damien McDonald
Damien McDonald
Chief Executive Officer

By:	/s/ Thad Huston
Thad Huston
Chief Financial Officer